# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Healthcare Triangle, Inc., CIK 0001839285
CUSIP: 42227W108
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 7901 Stoneridge Dr., Suite 220, Pleasanton, California (CA), 945888
Date of event which requires filing of this statement: 08/14/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001079973-25-000182
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,417,420; shared voting power 0; sole dispositive power 1,417,420; shared dispositive power 0; aggregate amount beneficially owned 1,417,420 (0.35% of the class)

## Item 1. Issuer
Name of issuer: Healthcare Triangle, Inc.
Address of issuer's principal executive offices: 7901 Stoneridge Dr., Suite 220, Pleasanton, CA 945888

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,417,420

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on February 4, 2025, covering 464,681 shares of Common Stock and underlying Warrants purchased on February 3, 2025. The amounts in Row (5), (7) and (9) represent 464,681 shares of Common Stock issued to the Reporting Person upon conversion of $200,000 of the principal amount of a Senior Secured 15% Original Issue Discount Convertible Promissory Note, 595,239 shares of Common Stock underlying Warrants and 357,500 shares of Common Stock underlying Warrants. The percentage set forth on Row (11) of the cover page for the reporting person is based on 408,445,597 shares of Common Stock outstanding as of May 19, 2025, based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2025. This Schedule 13G/A does not give effect to additional securities issuable as a result of anti-dilution protection. The Reporting Person has engaged in discussions regarding this but due to beneficial ownership limitations, even if the dispute were to be resolved in the next 60 days, the beneficial ownership reported would be limited to 9.9%.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 0.35%
Sole power to vote or to direct the vote: 1,417,420
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,417,420
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (08/14/2025)